

November 18, 2010

Rong Yu
Chief Financial Officer
China GrenTech Corporation Limited
15th Floor, Block A, Guoren Building
Keji Central 3rd Road
Hi-Tech Park, Nanshan District
Shenzhen 518057, People's Republic of China

> **Re:** **China GrenTech Corporation Limited**
> **Form 20-F for fiscal year ended December 31, 2009**
> **Filed June 30, 2010**
> **File No. 000-51839**

Dear Mr. Yu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for fiscal year ended December 31, 2009

General

1. We note a press release dated October 28, 2010 announcing that China GrenTech Corporation Limited has won bids from China Broadcasting Corporation to supply equipment and integration services for the China Mobile Multimedia Broadcasting project. We note GrenTech was the only vendor to win all 7 bid sections among 34 bidding companies. Please tell us the business significance of winning these bids and discuss, in management's belief, the amount of potential revenues earned through this project.

D. Risk Factors, page 4

We have limited experience in operating outside mainland China…, page 10

2. In future filings, disclose how PRC SAFE rules restricting the use of registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies that may only be used for purposes within the business scope approved by the applicable governmental authority, and may not be used for equity investments within the PRC, may potentially affect your expansion plans outside of mainland China.

We may be treated as a resident enterprise for PRC tax purposes…, page 12

3. In future filings, provide specific disclosure of the Company's belief whether the Company is a resident enterprise and subject to the enterprise income tax rate of 25% for its global income. If not, include discussion of the relevant facts and circumstances that provide the basis for your belief that you are not a resident enterprise. If considered a resident enterprise, discuss whether the Company is subject to the lower withholding income tax rate available for dividends paid to non-resident enterprises by resident enterprises.

Our primary source of funds for dividends and other distributions…, page 13

4. In future filings, please disclose your registered capital and include whether the allocations the Company has made to such reserve fund to date complies with the applicable PRC laws and regulations. To the extent the Company has not complied with these requirements, please quantify any fines or penalties the Company may be subject to as a result of non-compliance. This disclosure should be reflected here as well as in your discussion of liquidity and capital resources.

Changes in foreign exchange regulation in China may affect our ability to pay dividends…, page 16

5. In future filings, please describe the procedural requirements the Company must comply with in order to pay dividends in foreign currencies without prior approval from SAFE. In addition, please discuss, if material, any restrictions on your ability to use the revenues from your PRC subsidiary, Shenzhen GrenTech. Disclose whether revenues generated in the PRC can be used (either with or without regulatory approval), to:

- pay off debt generated outside of the PRC;
- pay employees located outside of the PRC in currency other than the Renminbi; or
- pay for capital expenditures outside of the PRC in currency other than the Renminbi.

Rong Yu
China GrenTech Corporation Limited
November 18, 2010
Page 3

> In addition, if Shenzhen GrenTech liquidates, please indicate whether the proceeds from the liquidation of the assets could be used outside of the PRC or be given to investors who are not PRC nationals.

The uncertain legal environment in China could limit the legal protections available to you, page 17

6. We note your disclosure that Shenzhen GrenTech is a wholly foreign-owned enterprise, or WOFE. Please provide us, supplementally, with a copy and English translation of its business certificate with stated business purpose. Tell us if it performs any operations or activities outside of its business purpose.

History and Development, page 19

7. In future filings, please amend your corporate structure chart to clearly show operations inside and outside China, include the full company names along with the shortened names, major shareholders and/or officers and directors, country of incorporation and holding or operational company status, as the case may be, within the boxes. We note your disclosure that the Company established Shenzhen GrenTech IOT Network Corporation Limited, or Shenzhen GrenTech IOT Network, with Shenzhen Tianfang Real Estate Agency Corporation Limited, or Shenzhen Tianfang, in February 2010. We note Mr. Wan Jing, minority shareholder of Heng Xing Yue Investments Limited which currently holds 6.1% of the Company's shares, and Mr. Yingjie Gao, the Company's chairman and CEO, collectively through their beneficial ownership of Shenzhen Tianfang, own 30% of the equity interest in Shenzhen GrenTech IOT. In addition, we note the establishment of PT. GrenTech Indonesia in January 2009, which is 90% owned by Shenzhen GrenTech and 10% owned by Shenzhen Lingxian.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any questions.

Sincerely,

Larry Spirgel
Assistant Director